CARROT pass, LLC
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash	$ 5,531	$ 2,460
Accounts receivable	23,047	3,500
Total current assets	28,578	5,960
Software, net	224,770	252,419
TOTAL ASSETS	$ 253,348	$ 258,379
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ 10,543	$ 10,426
Accrued expenses	1,117	-
Loan payable	41,350	-
Loan payable	1,373	-
Loan payable	7,782	-
Deferred revenue	-	3,500
Total current liabilities	62,165	13,926
Commitments and contingencies	-	-
Members' equity	191,183	244,453
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 253,348	$ 258,379